Exhibit 11 – Statement:  Computation of Per Share Earnings

The following calculation has been made as at March 31, 2008:

Net Loss as at March 31, 2008	$ 32,913

Average Outstanding Shares	2,605,500

Net Loss per Share	$ 0.01

There have been no shares issued since March 31, 2008 and no stock options or warrants are outstanding which would have to be considered in the average number of shares outstanding.